NO ACT

PE
1-27-09

09001067

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

Received SEC

JAN 2 8 2009

Washington, DC 20549

January 28, 2009

J. Andrew Murphy
Executive Vice President and
General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-28-09

Re: NRG Energy, Inc.

Dear Mr. Murphy:

This is in regard to your letter dated January 27, 2009 concerning the shareholder proposal submitted by the Laborers' LIUNA Staff & Affiliates Pension Fund for inclusion in NRG's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that NRG therefore withdraws its January 9, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Mark W. Speakes
Fund Administrator
LIUNA Staff & Affiliates Pension Fund
905 16th Street, N.W.
Washington, DC 20006-1765

NRG

RECEIVED

2009 JAN 12 AM 11:22

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Phone: 609.524.4500
Fax: 609.524.4501

January 9, 2009

**VIA EMAIL AND COURIER**
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Free Enterprise Action Fund*
*Exchange Act of 1934--Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that NRG Energy, Inc.("NRG" or the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Shareowners Meeting (collectively, the "2009 Proxy Materials") a shareholder proposal and statements in support thereof (the "LIUNA Proposal") submitted to the Company on December 1, 2008 by the Laborers' International Union of North America Corporate Governance Project (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before NRG expects to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished with the undersigned on behalf of NRG pursuant to Rule 14a-8(k).

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the LIUNA Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Company Proposal (as defined below), which has been reviewed and approved by the Company's Governance and Nominating Committee and which will be submitted to the Company's board of directors (the "Board") for its consideration prior to the distribution of the 2009 Proxy Materials and if approved and recommended by the Board for submission to the shareholders, will also be included in the 2009 Proxy Materials, substantially implements the LIUNA Proposal.

**THE LIUNA PROPOSAL**

The LIUNA Proposal requests that the Board "initiate the process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested directors elections, that is when the number of director nominees exceeds the number of board seats."

A copy of the LIUNA Proposal and supporting statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

**THE COMPANY PROPOSAL**

As currently drafted, the first sentence of Article Six[1] of the Company's Amended and Restated Certificate of Incorporation (the "Charter") states "Except as otherwise provided in this Certificate (including any duly authorized certificate of designation of any series of Preferred Stock), Directors shall be elected by a plurality of the votes of the share entitled to vote in the election of Directors present in person or represented by proxy at the meeting of the stockholders at which Directors are elected."

The Company has drafted a proposed amendment to Article 6 of its Charter, implementing a majority voting standard for uncontested directors elections and retaining a plurality voting standard in the case of contested director elections (i.e., where the number of nominees exceeds the number of spots to be filled) (the "Company Proposal"), which amendment has been recommended by the Company's Governance and Nominating Committee to the full Board for its consideration and approval at its next meeting. The next meeting of the Board is scheduled to occur in advance of the Company's distribution to its shareholders of its 2009 annual meeting proxy solicitation materials. Based upon the recommendation of the Governance and Nominating Committee it is expected that the Board will adopt the Company

[1] The only other sentence contained in Article 6 permits director elections to be held without ballots unless the bylaws specify otherwise. This sentence will remain intact as neither the Company Proposal nor the LIUNA Proposal require it to be edited.

Proposal as well as submit and recommend it to the shareholders for their consideration at the 2009 annual meeting. If approved by the Board, the Company Proposal would be included in the Company's 2009 Proxy Materials and subject to a shareholder vote at its 2009 annual meeting effective after the meeting. We believe that these actions substantially implement the LIUNA Proposal and therefore wish to exclude the LIUNA Proposal under Rule 14a-8(i)(10) of the Exchange Act.

The complete text of the proposed amendment contained in the Company Proposal is attached to this letter as Exhibit B, and the substantive portion thereof reads as follows:

"Except as provided by the Certificate of Incorporation (including any duly authorized certificate of designation of any series of Preferred Stock), each Director shall be elected by the vote of the majority of the votes cast with respect to that Director's election at any meeting for the election of Directors at which a quorum is present, provided that if the number of nominees at any such meeting exceeds the number of Directors to be elected at the meeting, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. For purposes of this Article, a majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director."

We will supplementally notify the Staff after the Board's consideration of the Company Proposal.

## ANALYSIS

### The LIUNA Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from a registrant's proxy materials if the registrant "has already substantially implemented" the proposal in question. In a 1976 Exchange Act Release, the Commission stated that Rule 14a-8(c)(10) (predecessor to current Rule 14a-8(i)(10)) was designed to provide "...that a proposal which has been rendered moot by the actions of the management may be omitted from the issuer's proxy materials. This provision is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management...." *See* Exchange Act Release No. 12598 (July 7, 1976). In a 1983 Exchange Act Release amending the proxy rules, the Commission recognized that a proposal need not be fully effected by an issuer in order to permit its exclusion of such a proposal as "substantially implemented." Exchange Act Release No. 20091 (August 16, 1983) states:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to current Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer'. While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this

> provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

In determining whether an issuer has substantially implemented a proposal the Staff has stated that such a determination "depends upon whether [the issuer's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (March 28, 1991). We believe that the Company's actions to date and proposed actions with respect to the Company Proposal substantially implement the LIUNA Proposal.

The text of the Company Proposal makes it clear that it is adopting the voting policies contemplated by the LIUNA Proposal. For example, the LIUNA Proposal states that the Company's governance documents should "provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders" but concedes that the Company may retain a plurality vote standard "for contested directors elections, that is when the number of director nominees exceeds the number of board seats." The language of the Company Proposal entirely satisfies each of the LUINA Proposal's requests and the additional language defining what constitutes a majority vote, is consistent with the spirit of the Proposal. Therefore the Company believes that the language of the Company Proposal substantially implements the voting policies contemplated by the LIUNA Proposal.

The LIUNA Proposal requires the Board to "initiate the process to amend the Company's governance documents" in order to implement a majority voting standard in the case of noncontested director elections.

Under the Delaware General Corporation Law ("DGCL"), the Board cannot unilaterally amend the director election voting standard contained in Article Six of the Charter. Instead, Section 242 of the DGCL requires the approval of the holders of a majority of the outstanding stock entitled to vote thereon in order to adopt an amendment to a company's certificate of incorporation. Therefore, the Board initially must consider, approve and recommend the Company Proposal to the shareholders for their consideration, then the shareholders must vote on the amendment and, if approved, the Company will effectuate the amendment by filing it with the Delaware Secretary of State.

The Company believes that the Company Proposal substantially implements the LIUNA Proposal because by:

- previously drafting a proposed amendment to Article Six of the Charter requiring majority voting in noncontested director election and retaining a plurality vote standard in the case of contested director election;

- previously gaining the approval and recommendation of the Company's Governance and Nominating Committee to submit the Company Proposal to the full Board for its consideration;

- intending to submit, and later submitting, the Company Proposal to the Board at its next scheduled meeting for its consideration and approval in advance of the distribution of the 2009 Proxy Materials to the shareholders; and

- intending to include, and if approved and recommended by the Board as expected, later including, the amendment contained in the Company Proposal to the shareholders for their consideration at the 2009 annual meeting,

the Company has exceeded the demands of the Proponent to "initiate" the Charter amendment process.[2]

The Staff has regularly granted no-action relief to issuers seeking to exclude a shareholder proposal requiring its board of directors to initiate a charter or bylaw amendment in order to implement a majority voting standard with respect to certain or all shareholder vote matters pursuant to Rule 14a-8(i)(10), because the Staff views such proposal's as being substantially implemented where the issuer's board of directors has approved such charter or bylaw amendment and represented that it will submit and recommend such amendment for shareholder consideration at the next annual meeting. *See The Pep Boys--Manny, Moe & Jack* (available April 2, 2008) (permitting the exclusion under Rule 14a-8(i)(10) of a proposal to require the board to adopt a majority vote standard for uncontested director elections in its bylaws where the issuer's board had approved a similar charter amendment and represented that it would recommend and submit the proposed charter amendment for shareholder consideration at the next annual meeting). *See also Time Warner Inc.* (available February 29, 2008), *Baker Hughes Incorporated* (available February 20, 2007); *Marathon Oil Corporation* (available January 16, 2007).

The Staff has also granted no-action relief under Rule 14a-8(i)(10) in similar cases in which an issuer seeking to exclude a shareholder proposal requesting the initiation of a charter or bylaw amendment in order to implement a majority voting standard with respect to certain or all shareholder vote matters, where, in order to comply with the timing requirements of Rule 14a-8(j), the issuer has represented to the Staff that (1) its board of directors will consider such amendment prior to the distribution of that year's annual meeting proxy materials to its shareholders and (2) that, if approved, the Board will submit and recommend such amendment for shareholder consideration at the next annual meeting, subject to the issuer in question submitting supplemental notification to the Commission reporting the outcome of such board meeting. *See The Dow Chemical Company* (available March 3, 2008); *American International Group, Inc.* (available March 12, 2008) and *H.J. Heinz Company* (May 20, 2008) (in each case,

---

[2] The Company is not required to amend its bylaws pursuant to the requirements of the LIUNA Proposal because in the case of director election specifics, the Company's Amended and Restated Bylaws (the "Bylaws") refer back to the provisions of the Charter (see Article III, Section 2 of the Bylaws stating "...Directors shall be elected and hold office only in the manner provided in, the Amended and Restated Certificate of Incorporation."). Also, Article VII, Section 10 states that in the event any provision of the Bylaws is or becomes inconsistent with a provision of the Charter, the Bylaws' provision shall not be given any effect to the extent of such inconsistency.

permitting the exclusion under Rule 14a-8(i)(10) of a proposal to require the issuer's board of directors to adopt a majority vote standard for uncontested director elections in its charter and/or bylaws where the issuer represented to the Staff that (1) its board of directors would consider the matter at its next meeting (prior to the distribution of the annual meeting proxy materials) and, if approved, submit and recommend the amendment for shareholder consideration at the upcoming annual meeting and (2) it would submit subsequent correspondence to the Staff reporting the outcome of such board meeting).

Similar to the Dow Chemical Company, American International Group, Inc. and H.J. Heinz Company no-action letter requests, the Company hereby represents that (1) the Board will consider the Company Proposal at its next meeting (prior to the distribution of the 2009 Proxy Materials), (2) if the Company Proposal is approved, the Board will submit and recommend the Charter amendment contained in the Company Proposal for shareholder consideration at its 2009 annual meeting and (3) it will submit a supplemental notification to the Commission reporting the outcome of such Board meeting.

If the Board approves the Company Proposal at its upcoming meeting, the Company will include the Company Proposal as a matter subject to a shareholder vote at its 2009 annual meeting, a full year in advance of when the LIUNA Proposal contemplated the Company holding such a shareholder vote.

For the reasons stated above, the company believes that it has substantially implemented the LIUNA Proposal and therefore should be permitted to exclude the LIUNA Proposal on the basis of Rule 14a-8(i)(10).

**CONCLUSION**

Based upon the foregoing analysis, it is respectfully submitted that the Proposal may be omitted from NRG's 2009 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2009 Proxy Materials is respectfully requested.

If you have any questions, require further information, or wish to discuss this matter, please call me at (609) 524-5115.

Sincerely,

J. Andrew Murphy
Executive Vice President and
General Counsel

Enclosures

cc: Jennifer O'Dell
Assistant Director of Corporate Affairs
Laborers' International Union of North America Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

Gerald T. Nowak
Kirkland & Ellis LLP

Exhibit A

# LIUNA STAFF & AFFILIATES PENSION FUND

# fax transmittal



905 16th Street, N.W.,
Washington, D.C.
20006-1765

(800) 944-3840
or (202) 737-1664

Fax (202) 347-0721

| | |
|---|---|
| **Date:** | December 1. 2008 |
| **TO:** | ATTN: Ms. Tanuja Dehne |
| **Fax #:** | 609/524-4589 |
| **From:** | MARK W. SPEAKES |
| **Pages:** | 4, including cover sheet |

**COMMENTS:**

If you do not receive all pages, please contact Pat Prestwood at 202/737-1664 or fax 202/737-0018.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

MARK W. SPEAKES
Fund Administrator

cc: Jennifer O'Dell, LIUNA Corporate Affairs

Enclosures

**Resolved:** That the shareholders of NRG Energy, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

**Supporting Statement:** In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, and Pfizer have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

Exhibit B

**CERTIFICATE OF AMENDMENT**
**TO**
**THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**
**OF**
**NRG ENERGY, INC.**

* * * *

*Adopted in accordance with the provisions of §242 the General Corporation Law of the State of Delaware*

* * * *

NRG Energy, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

**FIRST:** The Board of Directors of the Corporation adopted the resolution set forth below proposing an amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the "Amendment") and directed that the Amendment be submitted to the holders of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon for their consideration and approval:

RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation be, and hereby is, amended in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by deleting Article Six thereof in its entirety and substituting therefor Article Six to read in full as follows:

ARTICLE SIX

Except as provided by the Certificate of Incorporation (including any duly authorized certificate of designation of any series of Preferred Stock), each Director shall be elected by the vote of the majority of the votes cast with respect to that Director's election at any meeting for the election of Directors at which a quorum is present, provided, that if the number of nominees at any such meeting exceeds the number of Directors to be elected at the meeting, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. For purposes of this Article, a majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director. Elections of Directors need not be by written ballot unless the By-laws of the Corporation shall so provide.

**SECOND:** In accordance with Section 242 of the General Corporation Law of the State of Delaware, the Amendment was duly approved and adopted by the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon.

* * * * *

IN WITNESS WHEREOF, the undersigned on behalf of the Corporation for the purpose of amending the Amended and Restated Certificate of Incorporation pursuant to the General Corporation Law of the State of Delaware, under penalties of perjury does hereby declare and certify that this is the act and deed of the Corporation and the facts stated herein are true, and accordingly has hereunto signed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation this ____ day of ________, 2009.

**NRG Energy, Inc.**
**a Delaware corporation**

By: ______________________
Name:
Title:

NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Phone: 609.524.4500
Fax: 609.524.4501

January 27, 2009

VIA EMAIL AND FEDERAL EXPRESS
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the Laborers' International Union of North America Corporate Governance Project*

Dear Ladies and Gentlemen:

In a letter dated January 9, 2009, we requested that the staff of the Division of Corporation Finance concur that NRG Energy, Inc. ("NRG") could properly exclude from its proxy materials for its 2009 Annual Shareowners Meeting a shareholder proposal received from the Laborers' International Union of North America Corporate Governance Project (the "Proponent," and such proposal, the "LIUNA Proposal")).

Enclosed is a letter addressed to NRG from the Proponent dated January 16, 2009, stating that the Proponent voluntarily withdraws the LIUNA Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw our no-action request dated January 9, 2009, relating to NRG's ability to exclude the LIUNA Proposal pursuant to Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934.

If you have any questions, require further information, or wish to discuss this matter, please call me at (609) 524-5115.

Sincerely,

J. Andrew Murphy
Executive Vice President and
General Counsel

Enclosures

cc: Jennifer O'Dell

Laborers' International Union of North America Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

Gerald T. Nowak
Kirkland & Ellis LLP

Jan 16 2009 4:15PM HP LASERJET FAX

EXHIBIT A

p.1

# LIUNA STAFF & AFFILIATES PENSION FUND

# fax transmittal



**Date:** December 16, 2008

**TO:** ATTN: Ms. Tanuja Dehne

**Fax #:** 609/524-4589

**From:** MARK W. SPEAKES

**Pages:** 2, including cover sheet

**COMMENTS:**

If you do not receive all pages, please contact Pat Prestwood at 202/737-1664 or fax 202/737-0018.

# LIUNA STAFF & AFFILIATES PENSION FUND



***Sent via fax 609-524-4589***

January 16, 2009

Ms. Tanuja Dehne
Corporate Secretary
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Dear Ms Tanuja,

On behalf of the Laborers' Staff & Affiliates Pension Fund ("Fund"), I hereby withdraw the shareholder proposal ("Proposal") submitted by the Fund for inclusion in the NRG Energy, Inc. ("Company") proxy statement as the Company has substantially implemented the proposal.

If you have any further questions, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359.

Sincerely,

MARK W. SPEAKES
Fund Administrator

cc: Jennifer O'Dell, Asst. Director, LIUNA

KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601

Gerald T. Nowak
To Call Writer Directly:
(312) 861-2075
gnowak@kirkland.com

(312) 861-2000

www.kirkland.com

Facsimile:
(312) 861-2200

January 9, 2009

**VIA E-MAIL AND FEDERAL EXPRESS**

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: NRG Energy, Inc. - No-Action Letter Request Relating to the Laborers' International Union of North America Shareholder Proposal dated December 1, 2008

Ladies and Gentlemen:

Enclosed please find six copies of a no-action letter request (the "Request") submitted by NRG Energy, Inc. (the "Company") in response to the shareholder proposal it received on December 1, 2008 (the "LIUNA Proposal")from the Laborers' International Union of North America Corporate Governance Project (the "Proponent"), including copies of the LIUNA Proposal as well as the supporting statements and related correspondence from the Proponent, pursuant to the requirements of the Securities Exchange Act of 1934, as amended.

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (312) 861-2075.

Sincerely,

Gerald T. Nowak

cc Jennifer O'Dell
Assistant Director of Corporate Affairs
Laborers' International Union of North America Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Phone: 609.524.4500
Fax: 609.524.4501

January 9, 2009

**VIA EMAIL AND COURIER**
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Free Enterprise Action Fund*
*Exchange Act of 1934--Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that NRG Energy, Inc.("NRG" or the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Shareowners Meeting (collectively, the "2009 Proxy Materials") a shareholder proposal and statements in support thereof (the "LIUNA Proposal") submitted to the Company on December 1, 2008 by the Laborers' International Union of North America Corporate Governance Project (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before NRG expects to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished with the undersigned on behalf of NRG pursuant to Rule 14a-8(k).

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the LIUNA Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Company Proposal (as defined below), which has been reviewed and approved by the Company's Governance and Nominating Committee and which will be submitted to the Company's board of directors (the "Board") for its consideration prior to the distribution of the 2009 Proxy Materials and if approved and recommended by the Board for submission to the shareholders, will also be included in the 2009 Proxy Materials, substantially implements the LIUNA Proposal.

**THE LIUNA PROPOSAL**

The LIUNA Proposal requests that the Board "initiate the process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested directors elections, that is when the number of director nominees exceeds the number of board seats."

A copy of the LIUNA Proposal and supporting statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

**THE COMPANY PROPOSAL**

As currently drafted, the first sentence of Article Six[1] of the Company's Amended and Restated Certificate of Incorporation (the "Charter") states "Except as otherwise provided in this Certificate (including any duly authorized certificate of designation of any series of Preferred Stock), Directors shall be elected by a plurality of the votes of the share entitled to vote in the election of Directors present in person or represented by proxy at the meeting of the stockholders at which Directors are elected."

The Company has drafted a proposed amendment to Article 6 of its Charter, implementing a majority voting standard for uncontested directors elections and retaining a plurality voting standard in the case of contested director elections (i.e., where the number of nominees exceeds the number of spots to be filled) (the "Company Proposal"), which amendment has been recommended by the Company's Governance and Nominating Committee to the full Board for its consideration and approval at its next meeting. The next meeting of the Board is scheduled to occur in advance of the Company's distribution to its shareholders of its 2009 annual meeting proxy solicitation materials. Based upon the recommendation of the Governance and Nominating Committee it is expected that the Board will adopt the Company

[1] The only other sentence contained in Article 6 permits director elections to be held without ballots unless the bylaws specify otherwise. This sentence will remain intact as neither the Company Proposal nor the LIUNA Proposal require it to be edited.

Proposal as well as submit and recommend it to the shareholders for their consideration at the 2009 annual meeting. If approved by the Board, the Company Proposal would be included in the Company's 2009 Proxy Materials and subject to a shareholder vote at its 2009 annual meeting effective after the meeting. We believe that these actions substantially implement the LIUNA Proposal and therefore wish to exclude the LIUNA Proposal under Rule 14a-8(i)(10) of the Exchange Act.

The complete text of the proposed amendment contained in the Company Proposal is attached to this letter as Exhibit B, and the substantive portion thereof reads as follows:

"Except as provided by the Certificate of Incorporation (including any duly authorized certificate of designation of any series of Preferred Stock), each Director shall be elected by the vote of the majority of the votes cast with respect to that Director's election at any meeting for the election of Directors at which a quorum is present, provided that if the number of nominees at any such meeting exceeds the number of Directors to be elected at the meeting, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. For purposes of this Article, a majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director."

We will supplementally notify the Staff after the Board's consideration of the Company Proposal.

ANALYSIS

The LIUNA Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from a registrant's proxy materials if the registrant "has already substantially implemented" the proposal in question. In a 1976 Exchange Act Release, the Commission stated that Rule 14a-8(c)(10) (predecessor to current Rule 14a-8(i)(10)) was designed to provide "...that a proposal which has been rendered moot by the actions of the management may be omitted from the issuer's proxy materials. This provision is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management...." *See* Exchange Act Release No. 12598 (July 7, 1976). In a 1983 Exchange Act Release amending the proxy rules, the Commission recognized that a proposal need not be fully effected by an issuer in order to permit its exclusion of such a proposal as "substantially implemented." Exchange Act Release No. 20091 (August 16, 1983) states:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to current Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer'. While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this

provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

In determining whether an issuer has substantially implemented a proposal the Staff has stated that such a determination "depends upon whether [the issuer's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (March 28, 1991). We believe that the Company's actions to date and proposed actions with respect to the Company Proposal substantially implement the LIUNA Proposal.

The text of the Company Proposal makes it clear that it is adopting the voting policies contemplated by the LIUNA Proposal. For example, the LIUNA Proposal states that the Company's governance documents should "provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders" but concedes that the Company may retain a plurality vote standard "for contested directors elections, that is when the number of director nominees exceeds the number of board seats." The language of the Company Proposal entirely satisfies each of the LUINA Proposal's requests and the additional language defining what constitutes a majority vote, is consistent with the spirit of the Proposal. Therefore the Company believes that the language of the Company Proposal substantially implements the voting policies contemplated by the LIUNA Proposal.

The LIUNA Proposal requires the Board to "initiate the process to amend the Company's governance documents" in order to implement a majority voting standard in the case of noncontested director elections.

Under the Delaware General Corporation Law ("DGCL"), the Board cannot unilaterally amend the director election voting standard contained in Article Six of the Charter. Instead, Section 242 of the DGCL requires the approval of the holders of a majority of the outstanding stock entitled to vote thereon in order to adopt an amendment to a company's certificate of incorporation. Therefore, the Board initially must consider, approve and recommend the Company Proposal to the shareholders for their consideration, then the shareholders must vote on the amendment and, if approved, the Company will effectuate the amendment by filing it with the Delaware Secretary of State.

The Company believes that the Company Proposal substantially implements the LIUNA Proposal because by:

- previously drafting a proposed amendment to Article Six of the Charter requiring majority voting in noncontested director election and retaining a plurality vote standard in the case of contested director election;
- previously gaining the approval and recommendation of the Company's Governance and Nominating Committee to submit the Company Proposal to the full Board for its consideration;

- intending to submit, and later submitting, the Company Proposal to the Board at its next scheduled meeting for its consideration and approval in advance of the distribution of the 2009 Proxy Materials to the shareholders; and

- intending to include, and if approved and recommended by the Board as expected, later including, the amendment contained in the Company Proposal to the shareholders for their consideration at the 2009 annual meeting,

the Company has exceeded the demands of the Proponent to "initiate" the Charter amendment process.[2]

The Staff has regularly granted no-action relief to issuers seeking to exclude a shareholder proposal requiring its board of directors to initiate a charter or bylaw amendment in order to implement a majority voting standard with respect to certain or all shareholder vote matters pursuant to Rule 14a-8(i)(10), because the Staff views such proposal's as being substantially implemented where the issuer's board of directors has approved such charter or bylaw amendment and represented that it will submit and recommend such amendment for shareholder consideration at the next annual meeting. *See The Pep Boys--Manny, Moe & Jack* (available April 2, 2008) (permitting the exclusion under Rule 14a-8(i)(10) of a proposal to require the board to adopt a majority vote standard for uncontested director elections in its bylaws where the issuer's board had approved a similar charter amendment and represented that it would recommend and submit the proposed charter amendment for shareholder consideration at the next annual meeting). *See also Time Warner Inc.* (available February 29, 2008), *Baker Hughes Incorporated* (available February 20, 2007); *Marathon Oil Corporation* (available January 16, 2007).

The Staff has also granted no-action relief under Rule 14a-8(i)(10) in similar cases in which an issuer seeking to exclude a shareholder proposal requesting the initiation of a charter or bylaw amendment in order to implement a majority voting standard with respect to certain or all shareholder vote matters, where, in order to comply with the timing requirements of Rule 14a-8(j), the issuer has represented to the Staff that (1) its board of directors will consider such amendment prior to the distribution of that year's annual meeting proxy materials to its shareholders and (2) that, if approved, the Board will submit and recommend such amendment for shareholder consideration at the next annual meeting, subject to the issuer in question submitting supplemental notification to the Commission reporting the outcome of such board meeting. *See The Dow Chemical Company* (available March 3, 2008); *American International Group, Inc.* (available March 12, 2008) and *H.J. Heinz Company* (May 20, 2008) (in each case,

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[2] The Company is not required to amend its bylaws pursuant to the requirements of the LIUNA Proposal because in the case of director election specifics, the Company's Amended and Restated Bylaws (the "Bylaws") refer back to the provisions of the Charter (see Article III, Section 2 of the Bylaws stating "...Directors shall be elected and hold office only in the manner provided in, the Amended and Restated Certificate of Incorporation."). Also, Article VII, Section 10 states that in the event any provision of the Bylaws is or becomes inconsistent with a provision of the Charter, the Bylaws' provision shall not be given any effect to the extent of such inconsistency.

permitting the exclusion under Rule 14a-8(i)(10) of a proposal to require the issuer's board of directors to adopt a majority vote standard for uncontested director elections in its charter and/or bylaws where the issuer represented to the Staff that (1) its board of directors would consider the matter at its next meeting (prior to the distribution of the annual meeting proxy materials) and, if approved, submit and recommend the amendment for shareholder consideration at the upcoming annual meeting and (2) it would submit subsequent correspondence to the Staff reporting the outcome of such board meeting).

Similar to the Dow Chemical Company, American International Group, Inc. and H.J. Heinz Company no-action letter requests, the Company hereby represents that (1) the Board will consider the Company Proposal at its next meeting (prior to the distribution of the 2009 Proxy Materials), (2) if the Company Proposal is approved, the Board will submit and recommend the Charter amendment contained in the Company Proposal for shareholder consideration at its 2009 annual meeting and (3) it will submit a supplemental notification to the Commission reporting the outcome of such Board meeting.

If the Board approves the Company Proposal at its upcoming meeting, the Company will include the Company Proposal as a matter subject to a shareholder vote at its 2009 annual meeting, a full year in advance of when the LIUNA Proposal contemplated the Company holding such a shareholder vote.

For the reasons stated above, the company believes that it has substantially implemented the LIUNA Proposal and therefore should be permitted to exclude the LIUNA Proposal on the basis of Rule 14a-8(i)(10).

**CONCLUSION**

Based upon the foregoing analysis, it is respectfully submitted that the Proposal may be omitted from NRG's 2009 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2009 Proxy Materials is respectfully requested.

If you have any questions, require further information, or wish to discuss this matter, please call me at (609) 524-5115.

Sincerely,

J. Andrew Murphy
Executive Vice President and
General Counsel

Enclosures

cc: Jennifer O'Dell
Assistant Director of Corporate Affairs
Laborers' International Union of North America Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

Gerald T. Nowak
Kirkland & Ellis LLP

Exhibit A

# LIUNA STAFF & AFFILIATES PENSION FUND

# fax transmittal



MARK W. SPEAKES
*Field Administrator*

905 16th Street, N.W.,
Washington, D.C.
20006-1765

(800) 544-3840
or (202) 737-1664

Fax (202) 347-8121

| | |
|---|---|
| **Date:** | December 1, 2008 |
| **TO:** | ATTN: Ms. Tanuja Dehne |
| **Fax #:** | 609/524-4589 |
| **From:** | MARK W. SPEAKES |
| **Pages:** | 4, including cover sheet |

**COMMENTS:**

If you do not receive all pages, please contact Pat Prestwood at 202/737-1664 or fax 202/737-0018.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

MARK W. SPEAKES
Fund Administrator

cc: Jennifer O'Dell, LIUNA Corporate Affairs

Enclosures

**Resolved:** That the shareholders of NRG Energy, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

**Supporting Statement:** In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, and Pfizer have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

Exhibit B

**CERTIFICATE OF AMENDMENT**
**TO**
**THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**
**OF**
**NRG ENERGY, INC.**

* * * *

*Adopted in accordance with the provisions of §242 the General Corporation Law of the State of Delaware*

* * * *

NRG Energy, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

**FIRST:** The Board of Directors of the Corporation adopted the resolution set forth below proposing an amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the "Amendment") and directed that the Amendment be submitted to the holders of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon for their consideration and approval:

> RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation be, and hereby is, amended in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by deleting Article Six thereof in its entirety and substituting therefor Article Six to read in full as follows:
>
> ARTICLE SIX
>
> Except as provided by the Certificate of Incorporation (including any duly authorized certificate of designation of any series of Preferred Stock), each Director shall be elected by the vote of the majority of the votes cast with respect to that Director's election at any meeting for the election of Directors at which a quorum is present, provided, that if the number of nominees at any such meeting exceeds the number of Directors to be elected at the meeting, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. For purposes of this Article, a majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director. Elections of Directors need not be by written ballot unless the By-laws of the Corporation shall so provide.

**SECOND:** In accordance with Section 242 of the General Corporation Law of the State of Delaware, the Amendment was duly approved and adopted by the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon.

* * * * *

IN WITNESS WHEREOF, the undersigned on behalf of the Corporation for the purpose of amending the Amended and Restated Certificate of Incorporation pursuant to the General Corporation Law of the State of Delaware, under penalties of perjury does hereby declare and certify that this is the act and deed of the Corporation and the facts stated herein are true, and accordingly has hereunto signed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation this ____ day of ________, 2009.

**NRG Energy, Inc.**
**a Delaware corporation**

By: ______________________

Name:
Title:

END